8/7/08

08025225

UNITEDSTATES
SECURITIESAND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL
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ANNUAL AUDITED REPORT
FORM X-1 7A-5
PART III

SEC FILE
8- 26030

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 06/01/07 AND ENDING 05/31/08
MM/DD/YY MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: SECUREVEST FINANCIAL GROUP, ~~INC.~~

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

355 MADISON AVENUE
(No. and Street)

MORRISTOWN	NJ	07960
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
AUGSUT CELLITTI 973-605-8400
(Area Code – Telephone Number)

PROCESSED
AUG 08 2008
THOMSON REUTERS

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

BAGELL, JOSEPHS, LEVINE & COMPANY, L.L.C.
(Name - *if individual, state last, first, middle name*)

406 LIPPINCOTT DRIVE, SUITE j	MARLTON	NJ	08053
(Address)	(City)	(State)	(Zip Code)

SEC
Mail Processing
Section
JUL 30 2008
Washington, DC
101

CHECK ONE:

- X Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claimsfor exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement offacts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

1, AUGUST CELLITTI, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of SECUREVEST FINANCIAL GROUP INC., as of MAY 31, 20 08, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

August Cellitti 7/25/08

Signature

PRESIDENT

Title

Charles J Rodgers 7-25-08

Notary Public

CHARLES J. RODGERS
NOTARY PUBLIC OF NEW JERSEY
My Commission Expires Sept. 25, 2012

This report ** contains (check all applicable boxes):

X (a) Facing Page.
X (b) Statement of Financial Condition.
X (c) Statement of Income (Loss).
X (d) Statement of Changes in Financial Condition.
X (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
X (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
X (g) Computation of Net Capital,
X (h) Computation for Determination of Reserve Requirements Pursuant to Rule 150-3.
X (i) Information Relating to the Possession or Control Requirements Under Rule 150-3.
0) A Reconciliation. including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 150-3.
(k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
X (1) An Oath or Affirmation.
(in) A copy of the SIPC Supplemental Report.
(n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit,

"For conditions of confidential treatment of certain portions of thisfiling, see section 240.17a-5(e)(3).

I

BAGELL, JOSEPHS, LEVINE & COMPANY, L.L.C.
Certified Public Accountants
406 Lippincott Drive, Suite J
Marlton, New Jersey 08053
(856) 346-2828 Fax (856) 396-0022

INDEPENDENT AUDITORS' REPORT

August Cellitti
Securevest Financial Group, Inc.
Morristown, New Jersey

We have audited the accompanying statement of financial condition of Securevest Financial Group, Inc. as of May 31, 2008 and the related statements of income, changes in shareholder's equity and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Securevest Financial Group, Inc. as of May 31, 2008 and the results of its operations and its cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in the supplemental schedules listed in the accompanying index is presented for the purposes of additional analysis and is not a required part of the basic financial statements, but is supplemental information required by Rule 17 a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

BAGELL, JOSEPHS, LEVINE & COMPANY, LLC.
BAGELL, JOSEPHS, LEVINE & COMPANY, L.L.C.
Certified Public Accountants
Marlton, New Jersey

July 28, 2008

SECUREVEST FINANACIAL GROUP, INC.
(f/k/a MONGERSON & COMPANY SECURITIES CORPORATION)
STATEMENT OF FINANCIAL CONDITION
MAY 31, 2008

ASSETS

ASSETS	
Cash	$ 19,317
Securities owned at market price	4,875,195
Equipment, net of $505 accumulated depreciation	19,486
Security deposit	12,555
TOTAL ASSETS	$ 4,926,553

LIABILITIES AND SHAREHOLDER'S EQUITY

LIABILITIES	
Accrued expenses	$ 32,542
Commissions payable	204,474
Due to broker	1,968,030
Securities - sold, not yet purchased at market value	1,284,941
Total liabilities	3,489,987
SHAREHOLDER'S EQUITY	
Common stock, no stated value - 300,000 shares authorized and 180,000 shares issued	59,667
Additional paid-in capital	1,235,244
Retained earnings	141,655
Total shareholder's equity	1,436,566
TOTAL LIABILITIES AND SHAREHOLDER'S EQUITY	$ 4,926,553

The accompanying notes are an integral part of these financial statements.

SECUREVEST FINANACIAL GROUP, INC.
(f/k/a MONGERSON & COMPANY SECURITIES CORPORATION)
STATEMENT OF INCOME
FOR THE YEAR ENDED MAY 31, 2008

REVENUE	
Commissions	$ 762
Interest income	1,979
Other income	35,883
TOTAL REVENUES	38,624
EXPENSES	
Payroll	120,750
Payroll taxes	18,440
Broker's compensation	452,540
Commissions	767
Communication expense	4,677
Computer and network charges	5,854
Consulting and outside services	16,800
Depreciation	505
Clearing and related costs	1,759
Insurance	3,174
Interest expense	15,131
Rent	13,057
Office expense	20,450
Postage and delivery	3,824
Professional fees	19,212
Registration and licenses	12,578
Repairs	1,075
Telephone	17,554
Travel and entertainment	7,239
Other	3,023
TOTAL EXPENSES	738,409
NET LOSS BEFORE REALIZED AND UNREALIZED GAINS AND LOSSES	(699,785)
REALIZED AND UNREALIZED GAINS AND LOSSES FROM INVESTMENT	
Realized gains on sale of short term investments	1,015,928
Unrealized losses on investments	(37,277)
NET REALIZED AND UNREALIZED GAINS FROM INVESTMENTS	978,651
NET INCOME	$ 278,866

The accompanying notes are an integral part of these financial statements.

SECUREVEST FINANACIAL GROUP, INC.
(f/k/a MONGERSON & COMPANY SECURITIES CORPORATION)
STATEMENT OF CHANGES IN SHAREHOLDER'S EQUITY
FOR THE YEAR ENDED MAY 31, 2008

	Common Stock		Additional Paid-In	Retained	Total Shareholder's
	Shares	Amount	Capital	Earnings	Equity
Balance, June 1, 2007	300,000	$ 59,667	$ 166,400	$ (137,211)	$ 88,856
Contributions	-	-	1,099,872	-	1,099,872
Distributions	-	-	(31,028)	-	(31,028)
Net Income	-	-	-	278,866	278,866
Balance, May 31, 2008	300,000	$ 59,667	$ 1,235,244	$ 141,655	$ 1,436,566

The accompanying notes are an integral part of these financial statements.

SECUREVEST FINANACIAL GROUP, INC.
(f/k/a MONGERSON & COMPANY SECURITIES CORPORATION)
STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED MAY 31, 2008

CASH FLOWS FROM OPERATING ACTIVITIES	
Net income	$ 278,866
Adjustments to reconcile net income to net cash used by operating activities:	
Changes in assets and liabilities:	
Depreciation	505
Decrease in commissions receivable	38,364
Decrease in related party receivables	25,070
(Increase) in investments	(4,875,195)
(Increase) in deposits	(12,555)
Decrease in related party receivables	2,536
Increase in due to broker	1,968,030
Increase in accrued expenses	23,744
Increase in in commissions payable	204,474
Increase in securities - sold, not yet purchased at market value	1,284,941
Total adjustments	(1,340,086)
Net cash used in operating activities	(1,061,220)
CASH FLOWS FROM INVESTING ACTIVITIES	
Acquisition of Equipment	(19,991)
Net cash used by investing activities	(19,991)
CASH FLOWS FROM FINANCING ACTIVITIES	
Proceeds from additional paid-in capital	1,099,872
Net cash provided by financing activities	1,099,872
NET INCREASE IN CASH	18,661
CASH - BEGINNING OF YEAR	656
CASH - END OF YEAR	$ 19,317
CASH PAID DURING THE YEAR FOR:	
Interest expense - Due to broker account	$ 15,131
Income taxes	$ -
SUPPLEMENTAL SCHEDULE OF NONCASH FINANCING ACTIVITIES:	
Net book value of equipment distributed to prior shareholder	$ 31,028

The accompanying notes are an integral part of these financial statements.

NOTE 1. NATURE OF BUSINESS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

BUSINESS

Securevest Financial Group, Inc. ("Company") is a registered broker-dealer under the provisions of the Securities and Exchange Act of 1934 and is a member of the Financial Industry Regulatory Authority (FINRA) and the Securities Investor Protection Corporation.

The Company was incorporated in the state of Illinois on March 16, 1981. The prior name of the Company was Mongerson & Company Securities Corporation. The Company filed Articles of Amendment to change its name to Securevest Financial Group, Inc. with the state of Illinois on December 26, 2007. Securevest Financial Group, Inc. is a wholly owned subsidiary of the single member Argentis Holdings, LLC.,

The Company has an agreement ("Agreement") with a clearing broker ("Broker") to clear securities transactions, carry customers' accounts on a fully disclosed basis and perform certain recordkeeping functions. Accordingly, the Company operates under the exemptive provisions of the Securities and Exchange Commission ("SEC") Rule 15c3-3(k)(2)(ii).

SECURITIES TRANSACTIONS

Securities transactions and related commission revenues and expenses are recorded on a trade date basis. Securities listed on a national exchange are valued at the last sales price on the date of valuation. Securities not listed on a national exchange are valued at the last sales price on the date of valuation or, if such price is not available, at the bid price for securities owned and the ask price for securities sold but not yet purchased at the close of business.

INCOME TAXES

The Company with the consent of its shareholder has elected under the Internal Revenue Code to be an S Corporation. In lieu of corporation income taxes, the shareholders of an S corporation are taxed on their proportionate share of the Company's taxable income. Therefore, no provision or liability for federal income taxes has been included in these financial statements.

USE OF ESTIMATES

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make

assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates

CASH AND CASH EQUIVALENTS

The Company considers all highly liquid debt instruments and other short-term investments with an initial maturity of three months or less to be cash equivalents.

The Company maintains cash and cash equivalent balances at financial institutions, which are insured by the Federal Deposit Insurance Corporation or Securities Investor Protection Corporation up to $100,000. At May31, 2008 the Company did not have any uninsured cash balances

NOTE 2. CLEARING AGREEMENT

In accordance with the Agreement, all of the Company's property held by the Broker including, but not limited to, securities, deposits, monies and receivables are used as collateral to secure the Company's liabilities and obligations to the Broker.

The Company typically maintains, as collateral against losses due to potential nonperformance by its customers, deposits to cover its inventory and outstanding customer positions. The Company has restricted $100,000 of its investments per the clearing agreement with Bear Stearns Securities Corporation

NOTE 3. EQUIPMENT

Equipment is summarized as follows;

Computers and equipment	$19,991
Less: accumulated depreciation	505
Computers and equipment – Net	$19,486

Depreciation expense for the year ended May 31, 2008 was $ 505.

NOTE 4. REGULATORY NET CAPITAL REQUIREMENTS

The Company is subject to the SEC's Uniform Net Capital Rule, which requires the maintenance of minimum regulatory net capital and requires that the ratio of aggregate indebtedness to regulatory net capital, both as defined, shall not exceed 15 to 1. As of May 31, 2008, the Company has regulatory net capital of $1,123,142 and a minimum regulatory net capital requirement of $147,003.

Under the provisions of Rule 15c3-3, the Company is not required to segregate funds in a special reserve account for the exclusive benefit of customers and, is not subject to certain other requirements of the Consumer Protection Rule.

NOTE 5. MARKETABLE SECURITIES

Marketable securities represents the Company's total inventory of long positions held with the Company's clearing organization . As of May 31, 2008 the total securities owned by the company and held by the clearing organization was $4,875,195. The Company has not established an allowance as it anticipates collection of the entire amount held by the clearing organization. As of May 31, 2008 marketable securities consisted of the following

	Market Value	Percent of Total
Obligations of U.S. government	$ 3,746,942	77%
Corporate obligations	690,160	14%
State and municipal obligations	438,093	9%
	$ 4,875,195	100%

NOTE 6. **INCOME TAXES**

The Company has elected S Corporation status for federal income tax purposes and files on a fiscal year basis. Income taxes are therefore the responsibility of the Company's individual shareholder.

NOTE 7. **ACCRUED EXPENSES**

The accrued expenses are comprised of outstanding expenses and accrued commissions due as of May 31, 2008.

NOTE 8. **COMMISSIONS PAYABLE**

The commissions payable are comprised of amounts the Company owes to commissioned brokers. The commissions payable are $204,474 as of May 31, 2008.

NOTE 9. **DUE TO BROKER**

The Due to Broker amounts are comprised of amounts the Company owes to its clearing broker dealer. The Due to Broker amount is $1,968,030 as of May 31, 2008.

NOTE 10. **SECURITIES, SOLD NOT YET PURCHASED AT MARKET VALUE**

Marketable securities sold, not yet purchased consist of government obligation securities at market value. These fixed income marketable securities have a market value of $1,284,941 as of May 31, 2008. These marketable securities sold and not yet purchased consist of the following:

	Sold, Not yet Purchased
Obligations of U.S. government	$1,284,941

NOTE 11. COMMITMENTS- RENT

The Company leases its Morristown , New Jersey office facilities under a lease expiring September 30, 2010. The lease requires the Company to pay base rent and operational expense pass through items. The Company is not obligated to pay rent prior to June 2008.

Minimum future rental payments under the lease having a remaining term in excess of one year as of May 31, 2008 for each of the next five years are:

Year	Amount
2009	$ 102,216
2010	34,072
Total Minimum Future Base Rental Payments	$ 136,288

CUSTOMER TRANSACTIONS

In the normal course of business, the Company executes, as agent, securities transactions on behalf of its customers. If the agency transactions do not settle because of failure to perform by either the customer or the counter party, the Company may be obligated to discharge the obligation of the nonperforming party and, as a result, is subject to market risk if the market value of the securities is different from the contract amount of the transactions.

The Company does not anticipate nonperformance by customers or counter parties in the above situations. The Company's policy is to monitor its market exposure and counter party risk. In addition, the Company has a policy of reviewing, as considered necessary, the credit standing of each counter party and customer with which it conducts business.

SUPPLEMENTAL INFORMATION

SECUREVEST FINANACIAL GROUP, INC.
(f/k/a MONGERSON & COMPANY SECURITIES CORPORATION)
SCHEDULE I
COMPUTATION OF NET CAPITAL PURSUANT TO RULE 15c3-1
AND STATEMENT PURSUANT TO RULE 17a-5(d)(4) OF THE
SECURITIES AND EXCHANGE COMMISSION
MAY 31, 2008

COMPUTATION OF NET CAPITAL PURSUANT TO RULE 15c3-1

Computation of Net Capital		
Total shareholders' equity from statement of financial condition		$ 1,436,566
Less: Non-allowable assets		
Fixed assets - net	$ 19,486	
Security deposit	12,555	
Total non-allowable assets		32,041
Sub-total		1,404,525
Less: Haircut valuations and undue consideration		281,383
NET CAPITAL		$ 1,123,142
Computation of Basic Net Capital Requirement		
Minimum net capital required, 6-2/3% of $2,205,046 pursuant to Rule 15c3-1		$ 147,003
Minimum dollar per capital requirements of reporting broker/dealer		$ 100,000
Minimum net capital requirements of reporting broker/dealer		$ 147,003
EXCESS NET CAPITAL		$ 976,139
Computation of Aggregate Indebtedness		
Total aggregate indebtedness from statement of financial condition		
Accrued expenses		$ 32,542
Commissions payable		204,474
Due to broker		1,968,030
Total aggregate indebtedness		$ 2,205,046
Percentage of aggregate indebtedness to net capital		196.33%

Statement Pursuant to Rule 17a-5(d)(4)

A reconciliation with the Company's computation of net capital as reported in the unaudited Part IIA of Form X-17A-5 was not prepared as there are no material differences between the company's computation of net capital and the computation contained herein.

SECUREVEST FININANCIAL GROUP, INC.
(f/k/a MONGERSON & COMPANY SECURITIES CORPORATION)
SCHEDULE II
STATEMENT PURSUANT TO RULE 17a -5(d)(2) OF THE
SECURITIES AND EXCHANGE COMMISSION
MAY 31, 2008

The Company had no liability subordinated to claims of general creditors as of June 1, 2007. In addition there were none in existence during the year ended May 31, 2008 and accordingly there are no changes to report.

SECUREVEST FININANCIAL GROUP, INC.
(f/k/a MONGERSON & COMPANY SECURITIES CORPORATION)
SCHEDULE III
STATEMENT PURSUANT TO INFORMATION RELATING TO THE POSSESSION AND CONTROL REQUIREMENTS UNDER RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION
MAY 31, 2008

Securevest Financial Group, Inc. is exempt from SEC Rule 15c3-3 under paragraph (k)(2)(ii) because all customer transactions are cleared through another broker/dealer on a fully-disclosed basis. During the year, the Company did not hold customers' funds or securities. Securevest Financial Group, Inc. was in compliance with the conditions of exemption.

SECUREVEST FININANCIAL GROUP, INC.
(f/k/a MONGERSON & COMPANY SECURITIES CORPORATION)
SCHEDULE IV
COMPUTATION FOR THE DETERMINATION OF RESERVE REQUIREMENTS
UNDER RULE 15c3-3OF THE SECURITIES AND EXCHANGE COMMISSION
MAY 31, 2008

As of May 31, 2008 Securevest Financial Group, Inc. had no credit items that would result in a reserve requirement.

BAGELL, JOSEPHS, LEVINE & COMPANY, L.L.C.
Certified Public Accountants
406 Lippincott Drive
Suite J
Marlton, NJ 08053

REPORT ON INTERNAL CONTROL

Board of Directors
Securevest Financial Group, Inc.
(f/k/a Mongerson & Company Securities Corporation)

In planning and performing our audit of the financial statements and supplemental schedules of Securevest Financial Group, Inc. as of and for the year ended May 31, 2008, in accordance with auditing standards generally accepted in the United States of America, we considered its internal control structure over financial reporting, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control structure. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5 (g) (1) of the Securities and Exchange Commission, we have made a study of the practices and procedures followed by the company that we considered relevant to the objectives stated in Rule 17a-5 (g) in making the periodic computation of aggregate indebtedness and net capital under Rule 17a-3 (a) (11) and the procedures for determining compliance with exemptive provisions of Rule 15c3-3 (e). We did not review practices and procedures followed by the Company in making the quarterly securities examinations, counts, verifications and comparisons, and the recordation of differences required by Rule 17a-13 or in compliance with the requirements for prompt payment of securities under section 8 of Regulation T of the Board of Governors of the Federal Reserve System, because the Company does not carry security accounts for customers or perform custodial functions relating to customer securities.

The management of the Company is responsible for establishing and maintaining an internal control structure and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control structure policies and procedures and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the Commission's above-mentioned objectives. Two of the objectives of an internal control structure and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with accounting principles generally accepted in the United States of America. Rule 17a-5 (g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control structure or the practices and procedures referred to above, errors or irregularities may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A control deficiency exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A significant deficiency is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

Our consideration of the internal control structure would not necessarily disclose all matters in the internal control structure that might be material weakness under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that misstatements caused by error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the internal control structure, including procedures for safeguarding securities that we consider to be material weakness as defined above

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purpose in accordance with Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at May 31, 2008 to meet the Commission's objectives.

This report is intended solely for the use of management, the Securities and Exchange Commission, and other regulatory agencies, which rely on Rule 17a-5 (g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and should not be used by anyone other than these specified parties.

BAGELL, JOSEPHS, LEVINE & COMPANY, LLC.

BAGELL, JOSEPHS, LEVINE & COMPANY, L.L.C.
Certified Public Accountants
Marlton, New Jersey

July 28, 2008

END